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SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of February, 2004

Allstream Inc.
(Translation of registrant's name into English)

Suite 1600
200 Wellington Street West
Toronto, Ontario
Canada M5V 3G2
(Address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☐	Form 40-F	☒

        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

        If "Yes" is marked, indicate below the file number assigned to the registrant in connection with
Rule 12g3-2(b): 82-

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Allstream Inc. (Registrant)
Date: March 18, 2004
	By:	/s/ SCOTT EWART Name: Scott Ewart Title: Senior Vice President, General Counsel, Secretary & Chief Privacy Officer

MTS to acquire Allstream, creating powerful national provider

Complementary fit creates formidable national provider
with strong growth platform

Immediately accretive; expected annual synergies of $120 million increase value creation for shareholders

Shareholders to benefit from an intended substantial issuer bid of approximately $800 million

Annual dividend expected to increase by 120% to $2.20 per share

WINNIPEG and TORONTO, March 18 — Manitoba Telecom Services Inc. (MTS), (TSX: MBT) has agreed to acquire all of the Class A and Class B shares of Allstream, (TSX: ALR.A, ALR.B; NASDAQ: ALLSA, ALLSB) in a transaction valued at $1.7 billion. This combines the strengths of North America's most profitable communications provider with Canada's largest and most profitable alternative communication solutions provider.

The proposed transaction has been structured to benefit both companies' shareholders, allowing each to participate in the future opportunity of the expanded company. Under the terms of the arrangement agreement MTS will acquire all of the outstanding shares of Allstream at an offering price per Allstream share of $23.00 in cash plus 1.0909 MTS shares. The offer equates to a price of $81.12 per Allstream share, based on the closing price per MTS share on March 17, 2004. The offer represents a premium of approximately 19% for Allstream shareholders over the average closing price of Allstream shares on the TSX and NASDAQ on March 17, 2004.

To improve liquidity and reduce ownership dilution, MTS intends to undertake a substantial issuer bid of approximately $800 million of its shares following the closing of the transaction. In addition, it is expected that the expanded company will produce strong and growing free cash flows. MTS intends to more than double its annual dividend to $2.20 per share (payable quarterly) representing an approximate 4.1% yield based on MTS's closing price on March 17, 2004.

The transaction is expected to be immediately accretive to MTS's earnings per share and cash flow per share. While there is a complementary fit to the companies' operations, the transaction is expected to generate annual synergies of $120 million by 2005 through a combination of approximately $40 million of operating synergies and $80 million of tax savings as a result of Allstream's $3 billion in unused tax losses.

"Since going public in 1997, we have created and delivered significant and enduring value for our shareholders," said Bill Fraser, President & CEO of MTS. "We have succeeded by focusing on our core competencies and prudently allocating our capital resources to deliver services to our customers. We're delighted to now be extending our capabilities and expertise to the national stage with Allstream, and we look forward to the opportunity for profitable growth and value creation this next step in our evolution represents."

John McLennan, Vice Chairman and Chief Executive Officer of Allstream, said, "This is a complementary fit that makes strategic, financial and business sense. It provides our shareholders with value now and with continuing upside potential going forward. It creates a financially strong company with blue chip clients in Canada and the United States, and with service offerings in all segments of the industry. It provides the platform to participate in a bigger way in the telecommunications business. And it strengthens competition in Canada by creating a strong player in our industry and a more attractive national alternative for customers."

On a pro forma basis, the company will have annual revenues of more than $2 billion, in excess of 7,000 employees, a leading-edge fibre based national network infrastructure and more than $2.9 billion in assets. Underpinning the company will be a strong balance sheet and very profitable operations. "We are combining the strengths of the most profitable communications provider in North America with Canada's largest alternative business communications solutions provider whose operations are already profitable," said Mr. Fraser.

Allstream offers a broad portfolio of business solutions including data and voice connectivity, infrastructure management and information technology services. Allstream currently commands an 11% share of the Canadian business telecommunications market with an impressive blue chip customer base, and ranks second in terms of market share in every market in which it operates. By capitalizing on both companies' inherent strengths, the expanded company is well placed to better serve customers.

MTS gains access to Allstream's leading edge fibre based network and ability to offer Gigabit Ethernet, IP – MPLS and other IP based solutions to its enterprise customers with out-of-province requirements. In addition MTS will be faster to market with solutions for its corporate customers and have greater flexibility for addressing their needs than in the past. MTS has made significant broadband investments in its provincial network over the past number of years resulting in an advanced network that is highly compatible with the Allstream platform. As such the transition to Allstream's platform is expected to occur seamlessly. For Allstream, the acquisition means it is now operating from a position of significant financial strength resulting in a stronger position in the marketplace and enhanced credibility.

Bill Fraser will be President and CEO of the expanded company. Cheryl Barker, current President & COO, MTS Communications, will head up the Manitoba operations and John MacDonald, current President & COO of Allstream, will be responsible for national enterprise business. Wayne Demkey, currently MTS Executive Vice-President Finance & CFO will assume this responsibility for the expanded company. It is expected that Allstream's current management team will remain intact. Mr. McLennan, Vice Chairman and CEO of Allstream, will join the MTS Board of Directors, and will become Vice Chairman. In addition, the MTS Board of Directors has invited two of Allstream's current directors to become directors of MTS later in 2004.

Both companies have well developed brands. MTS has operated in Manitoba for almost 100 years and the brand is well recognized and respected. Allstream, too, has established a well recognized brand and both brands will be utilized going forward. Headquarters for the expanded company will be located in Winnipeg. Operations for Allstream will continue to be based out of Toronto, addressing the needs of the national enterprise market.

"The Allstream team has done a tremendous job focusing the company on its target markets and establishing Allstream's growing profitability and free cash flow generation," Mr. Fraser continued. "We intend to build on these successes under the umbrella of MTS's corporate strategies and business approach — leveraging its state of the art network to build on Allstream's blue chip customer base and capabilities to offer next generation IP services to customers. And, given the complementary nature of our two businesses, we will hit the ground running."

The Board of Directors of both companies have approved the proposed transaction. The Board of Directors of Allstream is recommending the transaction for approval by its shareholders at a meeting to be held in May 2004. It is anticipated that a circular will be mailed to Allstream shareholders in early April 2004, with closing expected to occur in June 2004.

MTS was advised by CIBC World Markets. Scotia Capital Inc. acted as financial advisor to Allstream Inc.

In addition to approval from Allstream's shareholders, the transaction is subject to regulatory and court approvals, required consents and other customary closing conditions. If under specified conditions the transaction is not completed, Allstream has agreed to pay a break fee of $50 million.

Under the terms of the arrangement agreement, Allstream shareholders who are Canadian residents will receive 1.0909 MTS common shares and $23.00 in cash for each Class A or Class B Allstream share. In order to comply with Canadian ownership limitations, Allstream shareholders who are non-Canadian residents will receive 1.0909 MTS Class B non-voting exchangeable preference shares and $23.00 for each Class A or Class B Allstream share. The MTS Class B preference shares will participate equally with common shares in all dividends and the Class B shares are exchangeable into common shares on a 1 for 1 basis subject to foreign ownership restrictions.

MTS will continue to be listed on the TSX and will evaluate the appropriateness of obtaining a NASDAQ listing. It is intended that the MTS Class B preference shares will be listed on the TSX, subject to required approvals.

FINANCIAL OUTLOOK

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It is expected that on a proforma basis the expanded company will achieve 2004 revenues of approximately $2.0 to $2.1 billion, EBITDA of more than $700 million and free cash flow before dividends and buybacks of $280 to $310 million. 2004 proforma earnings per share is forecast to exceed $3.00 and cash earnings per share is expected to range between $4.50 and $4.65. These forecasts exclude potential post closing 2004 synergies. Capital spending in 2004 is forecast at $330 million.

MTS POSITION ON INCOME TRUST CONVERSION

The Board of Directors has concluded that an acquisition of Allstream is in the best interest of the Company and can best maximize long term value creation for shareholders. The Allstream transaction has a number of attributes of an income trust as a result of the availability of approximately $3.0 billion of non-capital losses.

In evaluating a possible conversion to an income trust, management and the Board of Directors carried out an extensive review and analysis of the implications on the Company's ability to operate successfully as an income trust. An analysis of MTS's current and future cash flows and requirements to sustain the Company was carried out. In addition to ongoing operations expenses included in EBITDA, MTS also incurs additional significant cash costs. These include capital expenditures, interest expense, deferred charges and net funding of the MTS pension plan. The Board believes long-term shareholder value can best be achieved by continuing to follow MTS's proven strategies for delivering value to shareholders. Today's announced offer by MTS to acquire Allstream creates the opportunity for immediate value enhancement for shareholders and significant future growth potential.

NOTICE OF INVESTOR CONFERENCE CALL

A conference call with the investment community is scheduled for 8:30 a.m. eastern time. The dial-in numbers are:

  •
  Toronto — 416-405-8532

  •
  North American Toll Free — 1-877-295-2825 and

  •
  International — 800-3420-4230.

A live audio webcast of the investor conference call can be accessed by visiting the Investors section of the MTS website (www.MTS.ca) or the Allstream website (www.Allstream.com). A replay of the conference call will be available until midnight April 15, 2004, and can be accessed by dialing 416-695-5800 or 800-408-3053 pass code 3022432 followed by the number sign.

The audio webcast will be archived on the websites.

International participants will need to dial the International Access Code normally used to reach North America prior to dialing the Global Toll Free number. We recommend that participants contact the long distance operator of the country they are in to obtain this code, since some countries have multiple International depending on the region they are in. It is important not to add a "1" in front of the Global Toll Free number unless it is part of the International Access Code provided.

NOTICE OF NEWS CONFERENCE

Members of the media are invited to attend a news conference scheduled for 11:00 a.m. eastern time today at the Hilton Toronto, 145 Richmond Street West, Toronto III Ballroom on the Convention Level. Participants can also join the conference by dialing:

  •
  Toronto — 416-405-9328

  •
  North American Toll Free — 1-800-387-6216, and

  •
  International — 800-7664-7664.

A live audio webcast of the press conference can be accessed by visiting the Investors section of the MTS website (www.MTS.ca) or the Allstream website (www.Allstream.com). A replay of the press conference call will be available until midnight April 15, 2004 and can be accessed by dialing 416-695-5800 or 800-408-3053 pass code 3022441. The audio webcast will be archived on the websites.

International participants will need to dial the International Access Code normally used to reach North America prior to dialing the Global Toll Free number. We recommend that participants contact the long distance operator of the country they are in to obtain this code, since some countries have multiple International depending on the region they are in. It is important not to add a "1" in front of the Global Toll Free number unless it is part of the International Access Code provided.

About MTS

MTS is Manitoba's preeminent, full-service telecommunications company. Seamlessly blending innovative solutions and world-class technology, MTS connects its customers to the world. Qunara Inc., MTS's eCommerce, eBusiness and Internet Data Centre subsidiary, provides business solutions across North America. MTS's common shares are listed on The Toronto Stock Exchange (trading symbol: MBT). Its web site is located at www MTS.ca.

This news release contains forward-looking statements and there are risks that actual results may differ materially from those contemplated by these forward-looking statements. Additional information on these risks can be found in the Company's filings with the Canadian securities commissions. MTS disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. The MTS Board of Directors has reviewed this news release.

About Allstream

Allstream is a leading communications solutions provider with a world-class portfolio of Connectivity, Infrastructure Management and IT Services. Focused on the Business Market, Allstream collaborates with customers to create tailored solutions that meet their unique needs and help them compete more effectively. Spanning more than 18,800 kilometres, Allstream has an extensive broadband fibre-optic network and the greatest reach of any competitive communications solutions provider in Canada, and provides international connections through strategic partnerships and interconnection agreements with other international service providers. Allstream is a public company with its stock traded on the Toronto Stock Exchange under the symbols ALR.A and ALR.B and the NASDAQ National Market system under the symbols ALLSA and ALLSB. Visit Allstream's website, www.Allstream.com for more information.

Note to Allstream Investors

This news release includes statements about expected future events and/or financial results that are forward-looking in nature and subject to risks and uncertainties. For those statements, we claim the protection of the safe harbor for forward-looking statements provisions contained in the United States Private Securities Litigation Reform Act of 1995. The Company cautions that actual performance will be affected by a number of factors, many of which are beyond the Company's control, and that future events and results may vary substantially from what the Company currently foresees. Discussion of the various factors that may affect future results is contained on page 1 of the Company's Annual Information Form dated May 2, 2003, which is filed with the Securities and Exchange Commission, the Ontario Securities Commission, and SEDAR.

To view the MTS/Allstream fact sheet, please visit:

        http://files.newswire.ca/337/ProjectFactSheet.pdf

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(1)
Earnings per share plus deferred taxes.
%SEDAR: 00003357E

For further information: please contact:

MTS: Investors: Brad Woods,
Director Investor Relations, (204) 941-8283, investor.relations@MTS.ca;
Media: Melanie Lee-Lockhart, Manager Corporate Communications, (204) 941-1043, corporate.communications@MTS.ca;

Allstream:

Investors: Brock Robertson,
Senior Vice President Investor Relations & Treasury, (416) 345-3125,
brock.robertson@allstream.com; Dan Coombes, Director Investor Relations, (416) 345-2326, dan.coombes@allstream.com;
Media: May Chong, Director Corporate Communications, (416) 345-2342, may.chong@allstream.com;
MTS Website: http://www.MTS.ca; Allstream Website: http://www.Allstream.com/

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SIGNATURES